Exhibit 1.01
Conflict Minerals Report
For The Year Ended December 31, 2020

AZZ Inc. (the "Company”, "our" or “we”) has prepared this Report for the year ended December 31, 2020 to satisfy the requirements of Rule 13p-1 of the Securities and Exchange Act (“the Conflict Minerals Rule” or “the Rule”).

Company Overview

The Company was established in 1956 and incorporated under the laws of the state of Texas. The Company is a global provider of galvanizing and a variety of metal coating solutions, welding solutions, specialty electrical equipment and highly engineered services to the power generation, transmission, distribution, refining and industrial markets.

The Company has two distinct operating segments: the Metal Coatings segment and the Infrastructure Solutions segment. The Company's Metal Coatings segment is a leading provider of metal finishing solutions for corrosion protection, including hot dip galvanizing, spin galvanizing, powder coating, anodizing and plating to the North American steel fabrication and other industries. The Company's Infrastructure Solutions segment is dedicated to delivering safe and reliable transmission of power from generation sources to end customers, and automated weld overlay solutions for corrosion and erosion mitigation to critical infrastructure in the energy and waste management markets worldwide.

For more information about the Company, please refer to our website at: www.azz.com.

The Conflict Minerals Rule

Rule 13p-1 was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform Act of 2010 (“Dodd-Frank”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to their functionality or production. The term “conflict minerals” is defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, as limited by the Rule, tin, tantalum, tungsten, and gold (“3TGs” or “conflict minerals”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. Companies requiring due diligence must use a nationally or internationally recognized standard in order to meet their compliance and reporting obligations and file a Conflict Minerals Report (“CMR”) with the SEC that includes a description of those due diligence measures.

We determined that 3TGs were necessary to the functionality or production of certain products we manufactured or contracted to manufacture during the 2020 calendar year. Therefore, we conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TGs in our products originated in the DRC or an adjoining country (collectively referred to as the “Covered

Countries”). Based on its RCOI, the Company believes that some of its products, specifically within the Infrastructure Solutions segment, could contain 3TGs that may have originated in the Covered Countries and, therefore, in accordance with the Rule, performed due diligence on the source and chain of custody of the 3TGs in question to determine whether its products are “DRC Conflict Free.”

The Company designed its due diligence measures to conform, in all material respects, with the nationally recognized due diligence framework in The Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD guidelines are commonly used among our publicly-traded industry peers.

We remain committed to complying with the requirements of the Rule and upholding responsible sourcing practices. As such, the Company has put into place a due diligence program to address human rights issues and responsible practices across its supply chain.

Reasonable Country of Origin Inquiry

To determine whether 3TGs in the Company’s products originated in Covered Countries, the Company retained Assent Compliance (“Assent”), a third-party service provider, to assist in reviewing its supply chain. The Company provided a list of suppliers to Assent for upload to the Assent Compliance Manager (“ACM”), a supplier management platform. The Company deemed it impractical to filter this list further to exclude some possibly irrelevant suppliers because the Company could not determine definitively the presence or absence of conflict minerals in all parts supplied to the Company for its products.

The Company utilized the Responsible Business Alliance and Global e-Sustainability Initiative’s (“RBA-GeSI”) Conflict Minerals Reporting Template (“CMRT”), version 6.01 or higher, to survey of all its suppliers. In connection with the supplier survey, the Company contacted suppliers via the ACM, provided by Assent, that enables users to complete and track supplier communications, as well as allow suppliers to upload completed CMRTs directly on to the platform for consolidated vendor assessment and management.

Assent requested all of the Company's suppliers complete a CMRT for 2020 and included training and education materials to guide suppliers on best practices and the use of the reporting template. In addition to Assent's efforts, the Company directly contacted suppliers that were unresponsive to Assent’s prior communications during the due diligence process and requested such suppliers to complete the CMRT form for 2020 and submit the form to Assent via the ACM.

The ACM also includes automated data validation on all submitted CMRTs submitted for the Company. All submitted forms are accepted and classified as valid or invalid. Suppliers submitting invalid forms are subsequently contacted and provided with guidance on how to correct their submission errors.

Assent compared the list of smelters and refiners provided in the Company’s suppliers’ responses to the lists of smelters maintained by the Responsible Mineral Initiative (“RMI”) and, if a supplier indicated that a facility was certified as conflict-free, Assent confirmed that the facility was listed on RMI’s list of validated conflict free smelters and refiners of 3TGs. Assent used data collected through supply chain information shared via upstream audit programs to support source of origin determinations. All respective smelters are conformant to the RMI assessment protocol for conflict-free sourcing.

Based on the RCOI, the Company has reason to believe that some of the 3TGs may have originated from the Covered Countries, and, therefore, in accordance with the Rule, performed due diligence on the source and chain of custody of the conflict minerals in question.

Due Diligence Measures Performed

We are a downstream consumer of 3TGs – we do not purchase raw or smelted ores and our Company is several supply–chain layers removed from the mining and processing of 3TG metals. Accordingly, we relied heavily on the participation of our direct suppliers to complete our RCOI for calendar year 2020.

Our due diligence measures were designed to be in conformity with the criteria set forth in the internationally-recognized OECD Guidance, as set forth below.

Step 1: Establish Company Management Systems

We undertook the following measures to establish an internal management system to support supply- chain due diligence:
•Assembled an internal, cross-functional team to oversee the Company’s conflict minerals compliance program. The team reports to the Chief Legal Officer and includes representatives from the Company’s corporate team and our relevant business segments.
•Previously adopted a conflict minerals policy and posted that policy on the Company’s website.
•Documented the process the Company follows to collect information from direct suppliers regarding the use and origin of the 3TGs in its supply chain and made risk-based sourcing decisions based on that information.
•Previously developed a conflict minerals compliance clause for use in future supplier agreements that will require suppliers to: (1) implement a conflict minerals policy; (2) exercise due diligence to investigate the source of 3TGs contained in the products supplied to the Company; and (3) respond in a timely manner to all information requests from the Company pertaining to conflict minerals.
•Communicated that the Company’s ethics hotline – AZZ Alertline (https://azz.alertline.com)
can be used to report concerns regarding compliance with the Rule.
•Engaged Assent to assist with supply-chain due diligence regarding potential suppliers of 3TGs, identifying potential risks, and implemented additional due diligence steps that we may undertake with suppliers.

•Leveraged Assent’s ACM supplier management platform to maintain a consolidated survey response database to ensure the retention of relevant documentation.

Step 2: Identify and assess risks in the supply chain

Due to the Company’s size, the complexity and variance of its products and services, and the constant evolution of the supply chain, it is difficult to identify parties upstream from the Company's direct suppliers. Risks are identified automatically in the ACM based on pre-established criteria for supplier responses to our annual due diligence. These risks are addressed by Assent’s supply chain staff and members of the Conflict Minerals team internally who follow up with the supplier, gather pertinent data and perform an assessment of the supplier’s conflict minerals status.

In accordance with OECD Guidance, it is important to identify and assess risks associated with conflict minerals in the supply chain. Risks were identified by assessing the due diligence practices of smelters and refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the RMI to ensure that the facilities met the RMI definition of a 3TGs processing facility that was operational during the 2020 calendar year.

In order to assess the risk that any of these smelters posed to the Company’s supply chain, Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance. The Company does not typically have a direct relationship with 3TGs smelters and refiners and does not perform or direct audits of these entities within its supply chain. Smelters that have completed an audit are considered to be DRC-Conflict Free. In cases where a smelter’s due diligence practices have not been audited, a potential supply chain risk exists.

Each facility that meets the RMI definition of a smelter or refiner of 3TGs was assessed according to red flag indicators defined in the OECD Guidance. Assent used numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

•Geographic proximity to the DRC and Covered Countries;
•Known mineral source country of origin;
•Responsible Minerals Assurance Process (RMAP) audit status;
•Credible evidence of unethical or conflict sourcing;
•Peer Assessments conducted by credible third-party sources.

As part of the Company’s risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, certain risk mitigation activities, including instructing the supplier to take their own risk mitigation actions and requesting submission of a product specific CMRT to better identify the connection to products that they supply to the Company.

As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these red flags from the supply chain. In addition, suppliers are guided to the

Assent University learning platform to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program meets the OECD Guidance and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on these four questions in the CMRT:

A.    Have you established a conflict minerals sourcing policy?
E.     Have you implemented due diligence measures for conflict-free sourcing?
G.    Do you review due diligence information received from your suppliers against your company’s expectations?
H.    Does your review process include corrective action management?

When suppliers meet or exceed those criteria (Yes to at least A, E, G, H), they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

Step 3: Design and implement a strategy to respond to identified risks

Assent’s red flag review process is consistent with OECD Guidance. According to that process, the Company is required to follow-up with suppliers who respond that their products may contain 3TGs that originated in one of the Covered Countries or whose origin is unknown. The purpose of that follow-up is to identify the smelters and refiners from which those minerals were sourced and cross-check those facilities against the list of smelters/refiners designated as “conflict free” by the Electronic Industry Citizenship Coalition’s Conflict-Free Sourcing Initiative (“CFSI”). The Company considers the results of that inquiry when deciding how to respond to any identified risks (e.g., encouraging suppliers to transition away from non-CFSI- compliant smelters and refiners, discontinuing sourcing from a supplier, etc.).

Step 4: Carry out an independent third-party audit of smelter/refiner due diligence practices

The Company supports the mission of CFSI’s Conflict-Free Smelter Program (“CFSP”), an assessment scheme that facilitates independent third-party audits of smelters and refiners. As a downstream consumer of conflict minerals, however, the Company is not required by the OECD guidelines to directly audit the smelters/refiners in its supply chain.

The Company does not have a direct relationship with any 3TGs smelters or refiners and does not perform or direct audits of these entities within its supply chain. Instead, the Company relies on third-party audits of smelters and refiners conducted as part of the RMAP, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.

Assent also directly contacts smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facilities’ sourcing practices on behalf of its compliance partners.

Step 5: Report annually on supply chain due diligence

The CMR and the associated Form SD are available online through www.azz.com.
Results of Due Diligence

After performing a RCOI and due diligence for 2020, we have no reason to believe that any of our suppliers source 3TGs that directly or indirectly benefit the armed groups in the covered countries.

The Company validated 333 smelters or refiners identified within its supply chain. If a supplier indicated that the facility was certified as “conflict-free,” such status was confirmed by Assent if the facility was listed by the RMI as certified. We received responses from approximately 64% of our surveyed suppliers (the “Respondents”). We reviewed the responses against criteria developed to determine which responses required further engagement with the Respondents. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the CMRT. The Respondents’ responses provided data at a company, user-defined or product level. 42% of the Respondents’ responses provided representations that their products do not contain 3TGs. 58% of the Respondents’ responses identified smelters or refiners for the products they sell to us (the “Respondent Identified Responses”). 71% of Respondent Identified Responses identified RMAP certified conformant smelters or refiners.

Due diligence is ongoing and the information received continues to improve in quantity and quality, but many of the responses received provided data at a company or divisional level, indicated an “unknown” status in terms of determining the origin of the 3TGs, or did not specify the smelters or refiners used for materials specifically supplied to us. We cannot definitively determine whether any of the 3TGs reported by the suppliers were contained in materials supplied to us or validate that any of these smelters or refiners are actually in our supply chain. While many of the smelters and refiners in our supply chain have been verified to be conflict-free, we were unable to establish the conflict status of all of our products.

Continuous Risk Mitigation Efforts

The Company intends to continue to comply with the Rule on an annual basis and expand or narrow the scope of future due diligence efforts in light of any changes in its supply chain. The Company also intends to continuously implement steps that could improve the information gathered from its annual due diligence process, including taking actions designed to increase the response rate of its suppliers. Additionally, the Company intends to take the following steps to mitigate the risk that any 3TGs that may be contained in its products could benefit armed groups during the next reporting period:

•Continue to improve the number and quality of supplier responses through active supplier engagement;
•Seek to include the conflict minerals compliance clause previously developed by the Company in the Company's new or renewed supplier agreements; and

•Continue to streamline the Company’s internal reporting processes via Assent's ACM supplier management platform.

As the Company has not elected to describe any of its products as “DRC conflict free,” this Report has not been subject to an independent private sector audit, consistent with the guidance provided by the SEC in its Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued on April 29, 2014.
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